

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Mr. Sang yun Lee
SK Telecom Co., Ltd.
SK T-Tower
11, Euljiro 2-Ga, Jung-gu, Seoul, Korea

> **Re: SK Telecom Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 333-04906**

Dear Mr. Lee:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director